Reply Attention of	Conrad Y. Nest
Direct Tel.	604.891.7754
EMail Address	cyn@cwilson.com
Our File No.	32229.0001 / CW1704241.1

February 26, 2008

BY EDGAR AND FAX

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention:	Gary Newberry, Division of Corporate Finance

Dear Sirs/Mesdames:

Re:       Fox Petroleum Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended February 28, 2007 (the “Form 10-KSB”)
Form 10-QSB for Fiscal Quarter Ended May 31, 2007 and Form 10-QSB for Fiscal Quarter Ended August 31, 2007 (the “Form 10-QSB’s”)
File No. 0-52721

We are counsel to the Company. We write in response to your letter dated February 12, 2008 (the “Comment Letter”) with respect to the above noted periodic filings of the Company. Further to our telephone discussion with you on February 25, 2008, the Company requests an extension of the deadline to respond to the concerns raised in the Comment Letter. The Company expects to provide a complete response to all comments by no later than March 12, 2008.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

We trust you will find everything to be in order, but if you should have any questions or comments, please contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ Conrad Y. Nest

Conrad Y. Nest

CYN/sxa

Encl.

cc:	Fox Petroleum Inc.
Attention: Alex Craven

CW1704241.1